                SECURITIES AND EXCHANGE
                              COMMISSION
                              Washington, D.C.
                              20549


                                 SCHEDULE 13G
                   Under the Securities Exchange
                             Act of 1934
                             (Amendment No. 3
                             )*




                     TRANSTECHNOLOGY CORP
                   (tt) ------------------------
                   ----------------
                               (Name of Issuer)


                            Common Stock -------
                   -----------------------------
                   ----
                     (Title of Class of
                     Securities)

                                 89388910 ------
                   -----------------------------
                   -----
                             (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has
no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following
page(s))
                               Page 1 of 6
Pages

CUSIP NO. 89388910            13G        PAGE
2  OF 6
PAGES


1    NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE
                    PERSON

      Kennedy Capital Management, Inc.    Tax ID
#43-1225960


2    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP*


                  (a) [      ]
                  (b) [  X ]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri Corporation

                   5    SOLE VOTING POWER

                                    360,145
7.1%




   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                     None
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE
POWER
    PERSON
     WITH                          407,595
8.0%


                    8    SHARED DISPOSITIVE
POWER

                    None


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON
             407,595 shares
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(9)
       EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW 9

            8.0%


  12   TYPE OF REPORTING PERSON*

            IA


                      *SEE INSTRUCTION BEFORE
FILLING OUT!

      SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 10549

                   ---------------------------

                   ------

          SCHEDULE 13G UNDER THE SECURITIES

                     EXCHANGE ACT OF 1934 ----

                  ----------------------------

                  -





Item 1.    (a).  Name of Issuer:

                      TRANSTECHNOLOGY CORP

 (b).  Address of Issuer's Principal Executive
               Offices:

          150 Allen Rd.
          Liberty Corner, NJ  07938


Item 2.    (a).  Name of Person Filing:

                      Kennedy Capital
Management, Inc.


               (b).  Address of Principal
Business Office:

                10829 Olive Blvd.
             St. Louis, MO  63141




                              Page 3
of 6 Pages

Item 2.  (c).    Citizenship:

                       Missouri
Corporation

             (d).    Title of Class of

Securities:

                      Common Stock

             (e).    CUSIP Number:

                 89388910

Item 3.        This statement is filed
pursuant to Rule
             13D-1(B)(ii)(G).  The entity
             filing is an Investment
             Adviser registered under
             section 203 of the Investment
             Advisers
             Act of 1940.


Item 4.            Ownership.

           (a).    Amount

                     Beneficiall

                     y Owned

                     407,595

                     shares

           (b).    Percent of

Class:

                     8.0%

           (c).    Number of Shares as to which
such entity has:


              (i)  sole power to vote or to
direct the
              vote 360,145 shares


              (ii)  shared power to vote or to
direct
              the vote     None


              (iii)  sole power to dispose or
to direct
       the disposition of 407,595 shares


              (iv)  shared power to dispose or
               to direct the disposition of
               None





                              Page 4 of 6 Pages

Item 5.            If this statement is being
filed to
report
                 the fact that as of the date
                 hereof the reporting person
                 has ceased to be the
                 beneficial owner of more than
                 five percent of the class of
                 securities, check the
                 following. [    ]



Item 6.               Ownership of More Than
Five Percent on
            Behalf of Another Person:



Item 7.            Identification and
Classification of
                Subsidiaries which Acquired the
                Security Being Reported on by
                the Parent Holding Company:



Item 8.            Identification and
Classification of
Members
                of the Group:



                              Page 5 of 6 Pages

Item 9.             Notice of Dissolution of

Group:

Item 10.           Certification:

          By signing below I certify that, to
the best of
          my knowledge and belief, the
          securities referred to above were
          acquired in the ordinary course of
          business and were not acquired for the
          purpose of and do not have the effect
          of changing or influencing the control
          of the issuer of such securities and
          were not acquired in connection
with or as a participant in any transaction having such purpose or effect.


          Signature:  After reasonable inquiry
and to the best
          of my knowledge and belief, I certify
          that the information set forth in this
          statement is true, complete and
          correct.







               By:  Gerald Kennedy
               -------------------
               --------
                   Title:
                   President


Dated: 2-10-98

                             Page
6 of 6 Pages